Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 14, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 900
       Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 2
                              File No. 333-180253
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 900, filed on March 21, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Security  Selection
-------------------

     1. Initial Universe - The second sentence of the second bullet states "These countries include the Bahamas ." Is this the entire universe of countries? If so, please change "include" to "are limited to." If not, please define the entire universe of countries.

     Response: The disclosure has been revised as requested.

     2. Selection - In the fifth bullet, please provide an example for this bullet or clarify the disclosure.

     Response: The following has been added to the end of the bullet:

     For example, if Country A has more than one security in the trust portfolio and has a 9.0% weight amongst all emerging market countries, then the portfolio weight limit for securities from Country A would be 19%, which is the lesser of 19% and 90%. This would limit the portfolio to a maximum of five securities from Country A since each position is 3.33% weight. On the other hand, if Country B has more than one security in the trust portfolio and has a 0.7% weight amongst all emerging market countries, then the portfolio weight limit for securities from Country B would be 7%, which is the lesser of 10.7% and 7%. This would limit the portfolio to a maximum of two securities from Country B since each position is 3.33% weight.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren